Exhibit 99-3
                                                                    ------------




                                ECI Telecom Ltd.
                              Interim Consolidated
                              Financial Statements
                                  (Unaudited)
                              As of June 30, 2006

                                                               ECI Telecom Ltd.

Interim Unaudited Consolidated Financial Statements as of June 30, 2006
-------------------------------------------------------------------------------


Contents


                                                                           Page


Review of the Unaudited Interim Consolidated Financial Statements             1


Interim Unaudited Consolidated Balance Sheets                                 3


Interim Unaudited Consolidated Statements of Operations                       4


Interim Unaudited Consolidated Statements of Comprehensive Income             5


Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity  6


Interim Unaudited Consolidated Statements of Cash Flows                       9


Notes to the Interim Consolidated Financial Statements                       12

[GRAPHIC OMITTED][GRAPHIC OMITTED]
KPMG

                  Somekh Chaikin                     Telephone  972 3  684  8000
                  KPMG Millennium Tower              Fax        972 3  684  8444
                  17 Ha'arba'a Street, PO Box 609 Internet www.kpmg.co.il Tel Aviv 61006 Israel



The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the six-month and three-month periods ended June 30, 2006

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as of June 30, 2006, and the related interim consolidated statements of operations, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the six-month and three-month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiary whose assets constitute approximately 2.89% of the total consolidated assets as of June 30, 2006 and whose revenues constitute approximately 3.7% and 3.91% of the consolidated revenues for the six and three month periods then ended, respectively.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States.


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

July 27, 2006 - Tel Aviv, Israel


                                Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Interim Unaudited Consolidated Balance Sheets as of
-------------------------------------------------------------------------------



                                                                                 June 30           June 30        December 31
                                                                                    2006              2005               2005
                                                                          --------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------

Assets

Current assets
Cash and cash equivalents                                                        84,925            60,000             63,828
Short-term investments                                                           70,756            39,895             41,304
Receivables:
 Trade, net                                                                     163,446           156,466            152,805
 Other                                                                           31,070            22,412             24,751
Prepaid expenses                                                                  4,967             4,696              3,617
Work in progress                                                                  3,457             4,504              2,937
Inventories                                                                     148,705           170,292            146,963
                                                                          --------------    --------------     --------------

Total current assets                                                            507,326           458,265            436,205
                                                                          --------------    --------------     --------------

Long-term receivables, net                                                        8,519             8,138              8,273
                                                                          --------------    --------------     --------------

Long-term deposit and marketable securities                                     102,980           114,292            139,964
                                                                          --------------    --------------     --------------

Assets held for severance benefits                                               24,942            24,116             25,931
                                                                          --------------    --------------     --------------

Investments                                                                      16,336            22,659             19,787
                                                                          --------------    --------------     --------------

Property, plant and equipment
Cost                                                                            278,121           258,778            265,446
Less - Accumulated depreciation                                                 156,979           139,495            145,855
                                                                          --------------    --------------     --------------
                                                                                121,142           119,283            119,591
                                                                          --------------    --------------     --------------
Software development costs, net                                                  11,327            13,346             11,999
                                                                          --------------    --------------     --------------
Goodwill                                                                         39,329            38,099             39,329
                                                                          --------------    --------------     --------------
Other assets, net                                                                45,224            47,241             47,656
                                                                          --------------    --------------     --------------




                                                                          --------------    --------------     --------------
Total assets                                                                    877,125           845,439            848,735
                                                                          ==============    ==============     ==============

                                         President, Chief Executive Officer
---------------------------------------
Rafi Maor

                                         Executive Vice President,
---------------------------------------
Giora Bitan                              Chief Financial Officer


July 27, 2006



                                                                                                             ECI Telecom Ltd.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                 June 30           June 30        December 31
                                                                                    2006              2005               2005
                                                                          --------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------

Liabilities and shareholders' equity

Current liabilities
Trade payables                                                                   77,095            59,038             56,451
Other payables and accrued liabilities                                          122,244           133,270            120,538
                                                                          --------------    --------------     --------------

Total current liabilities                                                       199,339           192,308            176,989
                                                                          --------------    --------------     --------------

Long-term liabilities

Other liabilities                                                                 1,000               151                157
Liability for employee severance benefits                                        46,249            47,162             48,340
                                                                          --------------    --------------     --------------

Total long-term liabilities                                                      47,249            47,313             48,497
                                                                          --------------    --------------     --------------

Total liabilities                                                               246,588           239,621            225,486
                                                                          --------------    --------------     --------------

Minority Interest                                                                 4,120             4,273              4,120
                                                                          --------------    --------------     --------------

Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
 Authorized 200,000,000 shares; Issued and outstanding
 117,072,532 shares as at June 30, 2006,
 110,503,052 as at June 30, 2005 and
 111,827,822 shares as at December 31, 2005                                       6,387             6,227              6,262
Capital surplus                                                                 652,695           644,917            648,532
Accumulated other comprehensive income (loss)                                    (1,213)            8,408              8,486
Accumulated deficit                                                             (31,452)          (58,007)           (44,151)
                                                                          --------------    --------------     --------------

Total shareholders' equity                                                      626,417           601,545            619,129
                                                                          --------------    --------------     --------------



                                                                          --------------    --------------     --------------
Total liabilities and shareholders' equity                                      877,125           845,439            848,735
                                                                          ==============    ==============     ==============






The accompanying notes are an integral part of these interim financial statements.

                                                                               3


                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
---------------------------------------------------------------------------------------------------------------------------



                                            Six months ended                   Three months ended                 Year ended
                                     --------------------------------    ---------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Revenues                                   332,283           298,344            170,273           152,898           629,918
Cost of revenues                           200,350           172,048            103,331            86,474           367,779
                                     --------------    --------------     --------------    --------------    --------------
Gross profit                               131,933           126,296             66,942            66,424           262,139
Research and development
 costs, net                                 50,416            38,869             25,362            21,070            87,289
Selling and marketing expenses              46,139            45,445             24,211            24,065            95,826
General and administrative
 expenses                                   24,134            20,787             11,498            10,624            41,976
Recovery of doubtful debt                        -           (10,356)                 -           (10,356)          (10,356)
Impairment of loans                              -             3,000                  -             3,000             3,000
Amortization of acquisition -
 related intangible assets                   2,491               461              1,273               461             2,902
Acquired in-process
 research and development                        -               890                  -               890               890
                                     --------------    --------------     --------------    --------------    --------------
Operating income                             8,753            27,200              4,598            16,670            40,612
Financial expenses                          (1,187)           (1,960)              (554)           (1,160)           (3,656)
Financial income                             5,757             4,004              2,932             2,324             8,857
Other income (expenses), net                 4,487               410              4,500              (294)            1,917
                                     --------------    --------------     --------------    --------------    --------------
Income from continuing
 operations before taxes
 on income                                  17,810            29,654             11,476            17,540            47,730
Taxes on income                             (2,226)           (1,876)            (1,180)             (936)           (3,454)
                                     --------------    --------------     --------------    --------------    --------------
Income from continuing
 operations after taxes
 on income                                  15,584            27,778             10,296            16,604            44,276
Company's equity in results of
 investee company                           (2,885)           (1,469)              (659)             (658)           (4,285)
Minority interest                                -              (301)                 -              (371)             (127)
                                     --------------    --------------     --------------    --------------    --------------

Net Income                                  12,699            26,008              9,637            15,575            39,864
                                     ==============    ==============     ==============    ==============    ==============

Earnings per ordinary share
Basic earnings per share:
Net earnings per ordinary share ($)           0.11              0.24               0.08              0.14              0.36
                                     ==============    ==============     ==============    ==============    ==============

Weighted average number of
 shares outstanding
 used to compute basic earnings
 per share - in thousands                  114,712           109,859            116,102           110,141           110,322
                                     ==============    ==============     ==============    ==============    ==============

Diluted earnings per share:
Net earnings per ordinary share ($)           0.11              0.22               0.08              0.13              0.34
                                     ==============    ==============     ==============    ==============    ==============

Weighted average number of
 shares outstanding used to
 compute diluted earnings per
 share - in thousands                      119,719           117,597            120,532           117,816           118,058
                                     ==============    ==============     ==============    ==============    ==============



The accompanying notes are an integral part of these interim financial statements.


                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
---------------------------------------------------------------------------------------------------------------------------



                                            Six months ended                   Three months ended                 Year ended
                                     --------------------------------    ---------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net income                                  12,699            26,008              9,637            15,575            39,864

Other comprehensive income (loss):

Changes in the fair value of
 financial instruments, net
 Of taxes (nil)                             (5,015)           20,872               (633)            8,646            19,226

Realization of gain on
 available for sale
 securities                                 (4,075)                -             (4,075)                -                 -

Unrealized holding gain
 (loss) on available for
 sale securities arising
 during the period, net of
 taxes (nil)                                  (609)              173             (2,531)              260             1,897
                                     --------------    --------------     --------------    --------------    --------------

Total other comprehensive
 income (loss)                              (9,699)           21,045             (7,239)            8,906            21,123
                                     --------------    --------------     --------------    --------------    --------------

Comprehensive income                         3,000            47,053              2,398            24,481            60,987
                                     ==============    ==============     ==============    ==============    ==============


The accompanying notes are an integral part of these interim financial statements.


                                                                                                             ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
-----------------------------------------------------------------------------------------------------------------------------


                                                                                  Accumulated
                                                                                        other     Accumulated           Total
                                     Number of          Share         Capital   comprehensive        earnings   shareholders'
                                    shares (1)        capital         surplus   income (loss)       (deficit)          equity
                                  ------------    -----------     -----------   -------------     -----------   -------------
                                                             $ in thousands except share amounts
                                  -------------------------------------------------------------------------------------------

Balance at
 January 1, 2006                  111,827,822          6,262         648,532           8,486         (44,151)        619,129

Net income for the six
 months ended
 June 30, 2006                              -              -               -               -          12,699          12,699
Employee stock options
 exercised and paid                 4,989,169            125           9,910               -               -          10,035
Share-based payments
 expenses                                   -              -           6,681               -               -           6,681
Restricted shares issuance            276,607              -               -               -               -               -
Restricted shares forfeited           (21,066)             -               -               -               -               -
Net unrealized gain on
 available for sale securities              -              -               -            (609)              -            (609)
Realization of gain on
 available for sale securities              -              -               -          (4,075)              -          (4,075)
Changes in the fair value
 of financial instruments                   -              -               -          (5,015)              -          (5,015)
Distribution of available
 for sale securities as
 dividend in kind                           -              -         (12,428)              -               -         (12,428)
                                  ------------    -----------     -----------   -------------     -----------   -------------
Balance at June 30, 2006          117,072,532          6,387         652,695          (1,213)        (31,452)        626,417
                                  ============    ===========     ===========   =============     ===========   =============

Balance at
 January 1, 2005                  109,391,828          6,198         642,222         (12,637)        (84,015)        551,768

Net income for the
 six months ended
 June 30, 2005                              -              -               -               -          26,008          26,008
Employee stock options
 exercised and paid                 1,106,316             29           2,619               -               -           2,648
Shares issuance                         4,908              -              35               -               -              35
Share-based payments
 expenses                                   -              -              41               -               -              41
Net unrealized gain on
 available for sale
 securities                                 -              -               -             173               -             173
Changes in the fair value
 of financial instruments                   -              -               -          20,872               -          20,872
                                  ------------    -----------     -----------   -------------     -----------   -------------
Balance at June 30, 2005          110,503,052           6,227         644,917           8,408         (58,007)        601,545
                                  ============    ===========     ===========   =============     ===========   =============

(1)      Issued and outstanding

The accompanying notes are an integral part of these interim financial statements.



                                                                                                             ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
-----------------------------------------------------------------------------------------------------------------------------


                                                                                  Accumulated
                                                                                        other     Accumulated           Total
                                     Number of          Share         Capital   comprehensive        earnings   shareholders'
                                    shares (1)        capital         surplus   income (loss)       (deficit)          equity
                                  ------------    -----------     -----------   -------------     -----------   -------------
                                                             $ in thousands except share amounts
                                  -------------------------------------------------------------------------------------------

Balance at April 1, 2006          116,392,303          6,375         659,710           6,026         (41,089)        631,022

Net income for the three
 months ended June 30,
 2006                                       -              -               -               -           9,637           9,637
Employee stock options
 exercised and paid                   435,869             12           1,563               -               -           1,575
Share-based payments
 expenses                                   -              -           3,850               -               -           3,850
Restricted shares issuance            259,470              -               -               -               -               -
Restricted shares forfeited           (15,110)             -               -               -               -               -
Net unrealized gain on
 available for sale securities              -              -               -          (2,531)              -          (2,531)
Realization of gain on
 available for sale securities              -              -               -          (4,075)              -          (4,075)
Changes in the fair value
 of financial instruments                   -              -               -            (633)              -            (633)
Distribution of available
 for sale securities as
 dividend in kind                           -              -         (12,428)              -               -         (12,428)
                                  ------------    -----------     -----------   -------------     -----------   -------------
Balance at June 30, 2006          117,072,532          6,387         652,695          (1,213)        (31,452)        626,417
                                  ============    ===========     ===========   =============     ===========   =============

Balance at April 1, 2005          109,761,246          6,207         642,770            (498)        (73,583)        574,896

Net income for the
 three months ended
 June 30, 2005                              -              -               -               -          15,575          15,575
Employee stock options
 exercised and paid                   738,285             20           2,122               -               -           2,142
Share issuance                          3,521              -              25               -               -              25
Share-based payments
 expenses
Net unrealized gain on
 available for sale
 securities                                 -              -               -             260               -             260
Changes in the fair value
 of financial instruments                   -              -               -           8,646               -           8,646
                                  ------------    -----------     -----------   -------------     -----------   -------------
Balance at June 30, 2005          110,503,052          6,227         644,917           8,408         (58,007)        601,545
                                  ============    ===========     ===========   =============     ===========   =============


(1)      Issued and outstanding


The accompanying notes are an integral part of these interim financial statements.


                                                                                                             ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
-----------------------------------------------------------------------------------------------------------------------------


                                                                                  Accumulated
                                                                                        other     Accumulated           Total
                                     Number of          Share         Capital   comprehensive        earnings   shareholders'
                                    shares (1)        capital         surplus   income (loss)       (deficit)          equity
                                  ------------    -----------     -----------   -------------     -----------   -------------
                                                             $ in thousands except share amounts
                                  -------------------------------------------------------------------------------------------

Balance at
 January 1, 2005                  109,391,828          6,198         642,222         (12,637)        (84,015)        551,768

Net income for the year
 ended December 31, 2005                    -              -               -               -          39,864          39,864
Employee stock options
 exercised and paid                 1,697,867             45           4,254               -               -           4,299
Shares issuance                         4,908              -              35               -               -              35
Share-based payments
 expenses                                   -              -           2,040               -               -           2,040
Restricted shares issuance            742,776             19             (19)              -               -               -
Restricted shares forfeited            (9,557)             -               -               -               -               -
Net unrealized gain on
 available for sale
 securities                                 -              -               -           1,897               -           1,897
Changes in fair value of
 financial instruments                      -              -               -          19,226               -          19,226
                                  ------------    -----------     -----------   -------------     -----------   -------------
Balance at
 December 31, 2005                111,827,822          6,262         648,532           8,486         (44,151)        619,129
                                  ============    ===========     ===========   =============     ===========   =============


(1)      Issued and outstanding














The accompanying notes are an integral part of these interim financial statements.

                                                                               8


                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
---------------------------------------------------------------------------------------------------------------------------



                                            Six months ended                   Three months ended                 Year ended
                                     --------------------------------    ---------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Cash flows for operating
 activities

Income for the period                       12,699            26,008              9,637            15,575            39,864

Adjustments to reconcile
 income to cash provided by
 operating activities:

Depreciation and amortization               18,774            18,437              9,170             8,556            36,665
Share-based payments
 expenses                                    6,681                41              3,850                 -             2,040
Gain on sale of property and
 equipment                                    (345)             (427)              (151)             (183)           (2,398)
Impairment of loans                              -             3,000                  -             3,000             3,000
Capital losses (gains), net                 (3,701)           (2,212)            (4,030)               64            (2,096)
Other - net                                 (2,422)            2,904             (2,770)            2,129             1,723
Acquired In-process research
 and development costs                           -               890                  -               890               890
Company's equity in results
 of investee company                         2,885             1,469                659               658             4,285
Minority interest                                -               301                  -               371               127
Loss (gain) from marketable
 securities                                    208               997               (105)              569             1,648
Decrease (increase) in trade
 receivables (including non-
 current maturities of bank
 deposits and trade receivables)           (10,887)           74,529              3,875            82,282            78,056
Decrease (increase) in other
 receivables                               (14,697)            7,035             (8,725)             (568)            3,565
Decrease (increase) in prepaid
 expenses                                   (1,350)            2,245                705             1,989             3,325
Decrease (increase) in work
 in progress                                  (520)           (1,260)              (273)           (1,237)              308
Decrease (increase) in
 inventories                                (1,742)           13,047              2,163             7,294            38,127
Increase (decrease) in trade
 payables                                   20,644           (11,123)             6,063            (1,723)          (16,759)
Increase (decrease) in other
 payable and accrued liabilities             5,302            (7,487)           (10,154)           (2,702)          (16,068)
Increase (decrease) in other
 long-term liabilities                         843                (6)               780                (6)                -
Decrease in liability for
 employee severance benefits                (2,091)           (3,781)            (1,589)           (2,424)           (2,602)
                                     --------------    --------------     --------------    --------------    --------------
Net cash provided by
 operating activities                       30,281           124,607              9,105           114,534           173,700
                                     --------------    --------------     --------------    --------------    --------------


The accompanying notes are an integral part of these interim financial statements.



                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
---------------------------------------------------------------------------------------------------------------------------



                                            Six months ended                   Three months ended                 Year ended
                                     --------------------------------    ---------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Cash flows provided by
 (used in) investing activities
Investments in deposits, net                   396              (597)                50             1,823             2,368
Software development
 costs capitalized                          (3,488)           (4,259)            (1,678)           (1,765)           (8,014)
Investment in property, plant
 and equipment                             (13,640)           (9,217)            (7,189)           (3,674)          (21,499)
Proceeds from sale of
 property, plant and equipment                 534               604                221               213             7,131
Acquisition of investee
 companies                                    (250)             (500)                 -              (500)             (559)
Repayment of long-term loans
 granted                                       217                 -                 60                 -                 -
Proceeds from realization of
 an investee company                             -             2,350                  -                 -             2,350
Investment in marketable
 securities                                (25,091)          (20,700)            (4,317)          (14,498)          (70,239)
Proceeds from realization of
 marketable securities                      19,318            11,817             11,573             6,817            32,401
Changes in assets held for
 severance benefits                          2,554               130              2,963              (237)           (1,006)
Acquisition of operation (A)                     -            (5,354)                 -            (5,354)          (13,605)
Acquisition of newly
 consolidated subsidiary (B)                     -           (84,701)                 -           (84,701)          (85,923)
                                     --------------    --------------     --------------    --------------    --------------
Net cash provided by
 (used in) investing activities            (19,450)         (110,427)             1,683          (101,876)         (156,595)
                                     --------------    --------------     --------------    --------------    --------------
Cash flows provided by
 (used in) financing activities
Repayment of loans from
 banks                                           -           (30,000)                 -                 -           (30,000)
Exercise of stock options                   10,035             2,648              1,575             2,142             4,299
Share issuance                                   -                35                  -                25                35
                                     --------------    --------------     --------------    --------------    --------------
Net cash provided by (used
 in) financing activities                   10,035           (27,317)             1,575             2,167           (25,666)
                                     --------------    --------------     --------------    --------------    --------------
Effect of change in
 exchange rate on cash                         231            (1,045)               423              (735)           (1,793)
                                     --------------    --------------     --------------    --------------    --------------
Net increase (decrease) in
 cash and cash equivalents                  21,097           (14,182)            12,786            14,090           (10,354)
Cash and cash equivalents
 at beginning of period                     63,828            74,182             72,139            45,910            74,182
                                     --------------    --------------     --------------    --------------    --------------
Cash and cash equivalents
 at end of period                           84,925            60,000             84,925            60,000            63,828
                                     ==============    ==============     ==============    ==============    ==============


The accompanying notes are an integral part of the financial statements.



                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
---------------------------------------------------------------------------------------------------------------------------

A.       Acquisition of Operations

                                            Six months ended                            Three months ended        Year ended
                                     --------------------------------    ---------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net current assets                               -             3,166                  -             3,166             5,216
Liability for unpaid
 consideration                                   -            (3,178)                 -            (3,178)             (250)
Property, plants and equipment                   -               363                  -               363               580
Core Technology                                  -             5,003                  -             5,003             4,349
Goodwill                                         -                 -                  -                 -             1,230
Other intangible assets                          -                 -                  -                 -             2,480
                                     --------------    --------------     --------------    --------------    --------------
                                                 -             5,354                  -             5,354            13,605
                                     ==============    ==============     ==============    ==============    ==============


B.       Acquisition of newly consolidated subsidiary

                                            Six months ended                            Three months ended        Year ended
                                     --------------------------------    ---------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net current assets (other
 than cash )                                     -            11,055                  -            11,055            11,055
Transaction costs payables                       -            (1,222)                 -            (1,222)                -
Property, plants and equipment                   -             3,155                  -             3,155             3,155
Long-term liabilities                            -              (157)                 -              (157)             (157)
Core Technology                                  -            33,820                  -            33,820            33,820
In-process research and
 development                                     -               890                  -               890               890
Backlog                                          -               100                  -               100               100
Goodwill                                         -            37,060                  -            37,060            37,060
                                     --------------    --------------     --------------    --------------    --------------
                                                 -            84,701                  -            84,701            85,923
                                     ==============    ==============     ==============    ==============    ==============


C.       Non-cash activities

                                            Six months ended                            Three months ended        Year ended
                                     --------------------------------    ---------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Purchase of fixed assets                         -                 -                  -                 -             3,049
                                     ==============    ==============     ==============    ==============    ==============
Fixed assets received as loan
 consideration                                 224                 -                  -                 -                 -
                                     ==============    ==============     ==============    ==============    ==============

Distribution of available for
 sale securities as dividend
 in kind (see Note 6B)                      12,428                 -             12,428                 -                 -
                                     ==============    ==============     ==============    ==============    ==============


The accompanying notes are an integral part of these interim financial statements.


                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 1 - General

         The interim consolidated financial statements are unaudited and prepared in a condensed format. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2005 and the accompanying notes thereto. Information presented with respect to December 31, 2005 and the year then ended is derived from our audited consolidated financial statements as of and for the year then ended. Information with respect to June 30, 2006 and June 30, 2005 and the respective six-month and three-month periods then ended is unaudited but, in the opinion of management, include all adjustments (all of which are of a normal recurring nature) necessary for a fair presentation of the interim financial information.


Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements, except as discussed in Note 2D and Note 3.

         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

         C. The interim consolidated financial statements have been prepared in accordance with US GAAP and are reported in U.S. dollars.

         D. Certain amounts in prior year's financial statements have been reclassified.

         E. Because the financial statements of an investee company are not made available timely to ECI in order to apply the equity method of accounting, starting from the second quarter of 2006, the proportionate share of the results of operations of this investee company are included in ECI's consolidated financial statements on a three month lag. The change in accounting principle did not have a material impact on the company's financial position or results of operation.


Note 3 - Share Based Payments

         On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revision 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchases"), based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the guidance in SAB 107 in its adoption of SFAS 123(R).

         The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. The Company's Consolidated Financial Statements as of and for the six-month and three-month periods ended June 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of the adoption of the recognition principles of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the six-month and three-months periods ended June 30, 2006 was $6.7 million and $3.9 million, respectively.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 3 - Share Based Payments (cont'd)

         SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

         Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's Interim Consolidated Statement of Operations for the six-month and three-month periods ended June 30, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company changed its method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 is recognized using the straight-line single-option method. As stock-based compensation expense recognized in the Interim Consolidated Statement of Operations for the six-month and three-month periods ended June 30, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

         The Company used Black-Scholes option-pricing model ("Black-Scholes model") method of valuation for share-based awards for purposes of complying with the pro forma disclosure requirements of SFAS 123, and has used the Black-Scholes option-pricing model for purposes of both the measurement and recognition of compensation expense for share-based award commencing January 1, 2006 coinciding with the effective date of adoption of SFAS 123 (R). The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.


                                                                                                           ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------

Note 4 - Inventory

         Inventory is comprised of the following:
                                                                                 June 30           June 30       December 31
                                                                                    2006              2005              2005
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------

         Raw materials and components                                            56,312            61,273            47,970
         Work in process                                                         21,730             9,259            23,839
         Finished products                                                       70,663            99,760            75,154
                                                                          --------------    --------------    --------------
                                                                                148,705           170,292           146,963
                                                                          ==============    ==============    ==============



Note 5 - Shareholders' Equity

         A.       Authorized, issued and outstanding shares

                                                                                                                    Authorized
                                                                                              --------------------------------
                                                                                                    June 30        December 31
                                                                                                       2006               2005
                                                                                              -------------      -------------
                                                                                                      Number of shares
                                                                                              --------------------------------

         NIS 0.12 par value per ordinary share                                                 200,000,000        200,000,000
                                                                                              =============      =============

         1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

         2. For details of the issued share capital see consolidated Statements of Changes in Shareholders' Equity.


         B.       Dividends

         According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years.


         C.       Share incentive (stock options and restricted shares plans)

         1. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the "1991 Plan") and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the "2002 Plan", together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

                  The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 5 - Shareholders' Equity (cont'd)

        C.        Share incentive (stock options and restricted shares plans)
                  (cont'd)

                  In January 2006, the Board of Directors approved an amendment to the 2002 Plan, which provided that, unless otherwise specified at the time of the award, options granted under subsequent option awards are exercisable on a "net exercise" basis: instead of issuing to the grantee the number of shares specified in the option award, the grantee will receive the number of shares having a market value equal to the difference between the exercise price and closing market price of our shares immediately prior to the date of exercise, multiplied by the number of options being exercised. The only amount payable by the grantee for the issue to him or her of the shares, is the aggregate par value of such shares, which amount may be waived.

                  Under the terms of the ECI Plans, as of June 30, 2006, the Company is authorized to grant options for a total of 32,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

                  Stock option awards during the reporting period
                  -----------------------------------------------

                  The principal stock option awards made by the Company to its employees, during the six months ended June 30, 2006 were as stated below. These stock options vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters. All the stated stock option awards are exercisable on a "net exercise" basis.

                  On February 1, 2006, the Company granted options for 200,000 shares at an exercise price of $ 8.37 per share.

                  On February 15, 2006, the Company granted options for 66,000 shares at an exercise price of $ 8.71 per share.

                  On February 21, 2006, the Company granted options for 70,000 shares at an exercise price of $ 8.62 per share.

                  On May 22, 2006, the Company granted options for 65,000 shares at an exercise price of $ 9.87 per share.

                  None of the above stock options were granted at exercise prices below the market price on the date of the grant.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 5 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

         2. At the Annual General Meeting held on July 28, 2005, the Company's shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted Share Plan will expire on June 4, 2015. Restricted shares issued under the ECI Restricted Share Plan are issued from the same pool of shares available for the issue of stock options under the ECI Plans.

                  The ECI Restricted Share Plan provides that restricted shares may be granted to any employee, director, consultant or contractor of the Company (the "Participant"). The restricted shares are held in trust on behalf of a Participant until the Participant's interest in such restricted shares vests and they become freely transferable.

                  Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested restricted shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those restricted shares shall either (i) be surrendered to the Company for cancellation, or
                  (ii) be sold by the Participant to the Company (for consideration equal to the issue price of such shares), or
                  (iii) shall be treated in any other manner that will assure that the Participants rights in such shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those restricted shares.

                  Unless determined otherwise by the Remuneration Committee, the restricted shares shall be fully vested after four years from the date of issuance according to the following schedule:
                  12.5% shall vest following the lapse of six months from the date of issuance and a further 6.25% shall vest on the last day of each quarter, during 14 consecutive quarters thereafter.

                  The fair value of the restricted shares as of the date of the issue is amortized over the vesting period.

                  Restricted shares issued during the reporting period
                  ----------------------------------------------------

                  The restricted shares issued by the Company to its employees and a director, during the six months ended June 30, 2006 were as stated below: Unless otherwise stated, these restricted shares vest in accordance with the above vesting schedule. The shares were issued for no cash consideration.

                  On February 1, 2006, the Company issued 2,987 restricted shares to a director. The shares vest and become transferable as follows: one third on February 1, 2007, a further one third on February 1, 2008 and the remaining one third on February 1, 2009.

                  On February 16, 2006, the Company issued 14,150 restricted shares to its employees.

                  On May 22, 2006, the Company issued 188,660 restricted shares to its employees. 1,500 of the restricted shares vest and become transferable in accordance with the above vesting schedule. The other 187,160 restricted shares vest and become transferable as follows: 50% on June 30, 2006, a further 25% on September 30, 2006 and the remaining 25% on December 31, 2006.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 5 - Shareholders' Equity (cont'd)

         C. Share incentive (stock options and restricted shares plans) (cont'd)

                  Restricted shares issued during the reporting period (cont'd)
                  ----------------------------------------------------

                  On May 30, 2006, the Company issued 70,810 restricted shares to its employees. The shares vest and become transferable as follows: 50% on June 30, 2006, a further 25% on September 30, 2006 and the remaining 25% on December 31, 2006.

                  Unearned compensation on the grant of the restricted shares as measured at the original grant date, totaling $2.6 millions was calculated based on the market value of the shares on the date of grants and is being amortized over the vesting period.

                  Compensation expense of $1.2 millions was recognized for the above mentioned shares during the six months ended June 30, 2006.

         D.       Share incentive and stock option plans

         1. Stock options under the ECI Plans are as follows:

                                                                                                Six months
                                                                                                     ended        Year ended
                                                                                                   June 30       December 31
                                                                                                      2006              2005
                                                                                          ----------------  ----------------
                                                                                          Number of shares  Number of shares
                                                                                          ----------------  ----------------

                  Total number authorized at beginning of period                               32,760,700        29,760,700
                  Increase in number authorized during period                                           -         3,000,000
                  Options unexercised and unvested restricted shares
                   at beginning of period                                                     (21,732,191)      (19,447,184)
                  Options exercised and restricted shares vested prior to
                   beginning of period                                                         (5,296,665)       (3,483,565)
                  Options granted during the period                                              (401,449)       (4,062,995)
                  Options cancelled during the period                                           1,379,461           698,107
                  Restricted shares granted during the period                                    (276,607)         (742,776)
                  Restricted shares forfeited during the period                                    21,066             9,557
                                                                                          ----------------  ----------------
                  Available for future grants at the end of the period                          6,454,315         5,731,844
                                                                                          ================  ================
                  Options exercised during the period*                                          4,989,169         1,697,867
                                                                                          ================  ================
                  *        Average price of options exercised during
                            the period (in $)                                                        2.01              2.53
                                                                                          ================  ================
                  Restricted shares vested during the period                                      197,609           115,233
                                                                                          ================  ================
                  Options unexercised and unvested restricted
                   shares at the end of period                                                 15,822,942        21,732,191
                                                                                          ================  ================
                  Options unexercised and unvested restricted shares vest as follows (1):
                  First year or thereafter                                                     12,560,599        17,176,269
                  Second year or thereafter                                                     2,137,368         2,303,899
                  Third year or thereafter                                                      1,124,975         2,252,023
                                                                                          ----------------  ----------------
                                                                                               15,822,942        21,732,191
                                                                                          ================  ================


                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 5 - Shareholders' Equity (cont'd)

         D.       Share incentive and stock option plans (cont'd)

         2. To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                                                                   June 30       December 31
                                                                                                      2006              2005
                                                                                          ----------------  ----------------
                  Dollars per Share                                                       Number of shares  Number of shares
                                                                                          ----------------  ----------------

                  Restricted shares                                                               675,918           617,986
                  Zero                                                                            620,090         2,098,362
                  $ 1.26 - $ 3.04                                                               1,296,800         1,966,098
                  $ 3.11                                                                        1,406,660         3,921,429
                  $ 3.12 - $ 6.91                                                               2,674,654         3,346,718
                  $ 7.07 - $ 8.71                                                               1,180,012           901,574
                  $ 8.85                                                                        1,351,133         1,460,400
                  $ 9.01 - $ 9.22                                                               1,515,701         1,761,451
                  $ 9.87 - $ 20.76                                                                766,658           719,957
                  $ 23.76 - $ 26.14                                                                25,500           175,500
                  $ 26.42                                                                       2,762,556         2,902,256
                  $ 27.27 - $ 29.29                                                             1,219,710         1,231,010
                  $ 29.76 - $ 39.76                                                               327,550           629,450
                                                                                          ----------------  ----------------
                                                                                               15,822,942        21,732,191
                                                                                          ================  ================

         E.       Fair value method

         1.       In October 1995 the Financial Accounting Standards Board
                  (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which established financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value-based method of accounting for employee stock options and other stock-based awards.

                  As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during the three months ended June 30, 2006, the six months ended June 30, 2006, the year ended 2005, the three months ended June 30, 2005 and the six months ended June 30, 2005 to be $3.4, $3.3, $3.9, $3.8 and $4.1, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                                                                  Option           Expected          Risk free
                                                                                    term         volatility      interest rate
                                                                             -----------     --------------    ---------------
                  Period of grant                                                   Term         Volatility      Interest rate
                                                                             -----------     --------------    ---------------

                   Six months ended June 30, 2006                                    3.0                 60               5.0%
                   Six months ended June 30, 2005                                    3.3                 63               3.7%
                   Three months ended June 30, 2006                                  3.0                 61               5.1%
                   Three months ended June 30, 2005                                  3.3                 63               3.7%
                   Year ended December 31, 2005                                      3.0                 63               3.8%


                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 5 - Shareholders' Equity (cont'd)

         E.       Fair value method (cont'd)

         2. Had compensation expense for stock options granted under the Company's stock option plans been recognized based on fair value at the grant dates consistent with the measurement method of SFAS 123, the Company's net income and net income per share would have been as follows:

                                                                              Six months       Three months
                                                                                   ended              ended         Year ended
                                                                                 June 30            June 30        December 31
                                                                                    2005               2005               2005
                                                                          --------------     --------------     --------------
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                          --------------     --------------     --------------

                  Net income, as reported                                        26,008             15,575             39,864
                  Add:
                   Stock based employee compensation
                    expenses included in reported net income,
                    net of related tax effects (nil)                                 41                  -              2,040

                  Deduct:
                    Total stock-based employee compensation expense determined under fair value-based method for all awards, net of
                     related tax
                    effects (nil)                                                (4,367)            (2,360)           (10,267)
                                                                          --------------     --------------     --------------
                  Pro forma net income                                           21,682             13,215             31,637
                                                                          ==============     ==============     ==============

                  Basic earnings per ordinary share

                  As reported                                                   $  0.24            $   0.14           $  0.36
                  Pro forma                                                     $  0.20            $   0.12           $  0.29

                  Diluted earnings per ordinary share

                  As reported                                                   $  0.22            $   0.13           $  0.34
                  Pro forma                                                     $  0.19            $   0.11           $  0.27

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 6 - Material Events in the Current Period

         A. In December 2004, the Company provided to Chiaro Networks Ltd. ("Chiaro"), a developer of infrastructure-class IP/MPLS routing platforms, two loans in the aggregate amount of $ 6 million. The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

                  During 2005, the business of Chiaro deteriorated significantly and in January 2006, Chiaro ceased doing business. Accordingly, Management determined that the Company may be unable to collect all amounts due according to the contractual terms of the loans agreement and therefore, a provision of $ 3 million in respect thereof was recorded in the consolidated financial statements for the year ended December 31, 2005. The Company as the sole secured creditor subsequently took the steps necessary to realize Chiaro's assets, including cash, tangible assets and intellectual property and, during the six month period ended June 30, 2006, the Company foreclosed the assets of Chiaro in the US and has already realized $ 0.4 million of Chiaro's assets. As required under the Israeli law, the Company also commenced legal proceedings in Israel for the purpose of obtaining ownership of Chiaro's Intellectual Property. The Company believes that the fair market value of Chiaro's remaining assets is no less than the carrying amount of the uncollected debt of Chiaro as of June 30, 2006.

         B. Pursuant to a resolution of the Company's Board of Directors approved in June 2006, the Company distributed 2.9 million shares of ECtel Ltd. to the Company's shareholders of record as of June 29, 2006, resulting in the recognition of a net gain of $ 4.1 million, which was recognized in the three and six months periods ended June 30, 2006, under other income. These shares constituted approximately 15.9% of ECtel's outstanding shares.



Note 7 - Segment Reports

         1.       Segment activities disclosure:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports used by management to run the business.

         2.       Operational segment disclosure:

                                                                   Six months ended June 30, 2006
                                         -----------------------------------------------------------------------------------
                                                Optical         Broadband             Data
                                               Networks            Access       Networking             Other    Consolidated
                                         --------------    --------------   --------------    --------------  --------------
                                         $ in thousands    $ in thousands   $ in thousands    $ in thousands  $ in thousands
                                         --------------    --------------   --------------    --------------  --------------

         Revenues                              180,992           128,247            5,008            18,036         332,283
                                         ==============    ==============   ==============    ==============  ==============

         Operating expenses (*)                153,534           118,409           25,489            26,098         323,530
                                         --------------    --------------   --------------    --------------  --------------
         Operating income
          (loss)                                27,458             9,838          (20,481)           (8,062)          8,753
                                         ==============    ==============   ==============    ==============  ==============

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7 - Segment Reports (cont'd)

         2.       Operational segment disclosure: (cont'd)

                                                                   Six months ended June 30, 2005
                                         -----------------------------------------------------------------------------------
                                                Optical         Broadband           **Data
                                               Networks            Access       Networking             Other    Consolidated
                                         --------------    --------------   --------------    --------------  --------------
                                         $ in thousands    $ in thousands   $ in thousands    $ in thousands  $ in thousands
                                         --------------    --------------   --------------    --------------  --------------

         Revenues                              158,178           126,053              391            13,722         298,344
                                         ==============    ==============   ==============    ==============  ==============

         Operating expenses (*)                144,388           111,159            2,752            19,311         277,610
         Recovery of
          doubtful debts                             -                 -                -           (10,356)        (10,356)
         Impairment of loans                         -                 -                -             3,000           3,000
         Acquired in-process
          research and
          development costs                          -                 -              890                 -             890
                                         --------------    --------------   --------------    --------------  --------------
         Operating income (loss)                13,790            14,894           (3,251)            1,767          27,200
                                         ==============    ==============   ==============    ==============  ==============


                                                                Three months ended June 30, 2006
                                         -----------------------------------------------------------------------------------
                                                Optical         Broadband             Data
                                               Networks            Access       Networking             Other    Consolidated
                                         --------------    --------------   --------------    --------------  --------------
                                         $ in thousands    $ in thousands   $ in thousands    $ in thousands  $ in thousands
                                         --------------    --------------   --------------    --------------  --------------

         Revenues                               91,675            66,436            2,860             9,302         170,273
                                         ==============    ==============   ==============    ==============  ==============

         Operating expenses (*)                 76,890            62,503           13,803            12,479         165,675
                                         --------------    --------------   --------------    --------------  --------------
         Operating income
          (loss)                                14,785             3,933          (10,943)           (3,177)          4,598
                                         ==============    ==============   ==============    ==============  ==============


                                                                 Three months ended June 30, 2005
                                         -----------------------------------------------------------------------------------
                                                Optical         Broadband           **Data
                                               Networks            Access       Networking             Other    Consolidated
                                         --------------    --------------   --------------    --------------  --------------
                                         $ in thousands    $ in thousands   $ in thousands    $ in thousands  $ in thousands
                                         --------------    --------------   --------------    --------------  --------------

         Revenues                               81,671            63,422              391             7,414         152,898
                                         ==============    ==============   ==============    ==============  ==============

         Operating expenses (*)                 72,803            57,053            2,752            10,086         142,694
         Recovery of
          doubtful debts                             -                 -                -           (10,356)        (10,356)
         Impairment of loans                         -                 -                -             3,000           3,000
         Acquired in-process
          research and
          development costs                          -                 -              890                 -             890
                                         --------------    --------------   --------------    --------------  --------------
         Operating income (loss)                 8,868             6,369           (3,251)            4,684          16,670
                                         ==============    ==============   ==============    ==============  ==============

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 7 - Segment Reports (cont'd)

         2.       Operational segment disclosure: (cont'd)

                                                                   Year ended December 31, 2005
                                         -----------------------------------------------------------------------------------
                                                Optical         Broadband           **Data
                                               Networks            Access       Networking             Other    Consolidated
                                         --------------    --------------   --------------    --------------  --------------
                                         $ in thousands    $ in thousands   $ in thousands    $ in thousands  $ in thousands
                                         --------------    --------------   --------------    --------------  --------------

         Revenues                              330,684           262,453            4,289            32,492         629,918

         Operating expenses (*)                290,977           237,990           23,930            36,409         589,306
                                         --------------    --------------   --------------    --------------  --------------
         Operating income
          (loss)                                39,707            24,463          (19,641)           (3,917)         40,612
                                         ==============    ==============   ==============    ==============  ==============

         (*)      Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.

         (**)     From June 3, 2005 (See Note 19B to Company's annual consolidated financial statements as of December 31, 2005).


Note 8 - Contingencies

         1. Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors, that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         2. The Company conducts negotiations from time to time with international technology companies ("technology companies") regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

         3. In December 1999, an agreement was signed with SCI Systems ("SCI") for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

                  The Company was in dispute with SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc.

                  The dispute was referred to an arbitrator in December 2002. Subsequently, the arbitration was put on hold and the parties appointed an independent mediator in an additional attempt to settle this dispute.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 8 - Contingencies (cont'd)

                  In April 2006, the Company reached a settlement with Sanmina-SCI pursuant to which the Company undertook to immediately pay Sanmina-SCI the sum of $3.5 million. There may be additional contingent payments, depending on the volume of orders placed with Sanmina-SCI during the next six years.

                  In addition, the Company undertook to reimburse Sanmina-SCI an amount of $2.3 million for pension payments made by the latter to agreed employees.

                  Provisions have been included in the financial statements in respect to this matter in prior years, were appropriate and sufficient and the ultimate settlement is not expected to have a material effect, if any, on the Company's results of operations in 2006 and future years.

         4. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         5. In 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices ("comptroller") regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd ("Tadiran" - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

                  In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company.

                  In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 385 million.

                  In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed his reply to the respondents' answers in December 2005.

                  Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision was recorded in respect thereto in the financial statements.

         6. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified.

                  In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit. The plaintiff has the right to appeal.